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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                 Hydril Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  4487774 10 9
                                 (CUSIP Number)

                                December 31, 2000
             [Date of Event Which Requires Filing of this Statement]

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]  Rule 13d-1(b)
               [ ]  Rule 13d-1(c)
               [X]  Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 448774 10 9                                          Page 2 of 6 Pages



-------------------------------------------------------------------------------
           NAMES OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Pepperdine University    Fed ID #95-1644037
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)  [   ]
           (b)  [   ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           A California Non-Profit Corporation
-------------------------------------------------------------------------------
                                 5    SOLE VOTING POWER
          NUMBER OF                   2,577,546
     SHARES BENEFICIALLY         ----------------------------------------------
           OWNED BY              6    SHARED VOTING POWER
        EACH REPORTING                none
            PERSON               ----------------------------------------------
             WITH                7    SOLE DISPOSITIVE POWER
                                      2,577,546
                                 ----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                      none
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,577,246

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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [  ]
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           18.1%(1)
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*
           OO

-------------------------------------------------------------------------------
(1) This figure reflects that Frank R. Seaver College of Pepperdine University may be deemed the beneficial owner of 2,577,546 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Annual Report on Form 10-K filed for the year ended December 31, 2000, as of February 28, 2001, there were a total of 8,641,200 shares of common stock outstanding and 13,410,908 shares of class B common stock outstanding. Frank R. Seaver College of Pepperdine University may be deemed to have 18.1% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.


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CUSIP NO. 448774 10 9                                          Page 3 of 6 Pages



ITEM 1.
        Item 1(a) Name of Issuer:                         Hydril Company
        Item 1(b) Address of Issuer's                     3300 North Sam Houston Parkway East
                  Principal Executive Officers:           Houston, Texas 77032-3411

ITEM 2.
        Item 2(a) Name of Person Filing:                  Pepperdine University
        Item 2(b) Address of Principal                    24255 Pacific Coast University
                  Business:                               Malibu, CA 90263-4458
        Item 2(c) Citizenship:                            California Nonprofit Corporation
        Item 2(d) Title of Class of Securities:           Common Stock
        Item 2(e) CUSIP Number:                           448774 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a)  [  ]     Broker or dealer registered under section 15
                            of the Act (15 U.S.C. 78o).

              (b)  [  ]     Bank as defined in section 3(a)(6) of the
                            Act (15 U.S.C. 78c).

              (c)  [  ]     Insurance Company as defined in section
                            3(a)(19) of the Act (15 U.S.C. 78c).

              (d)  [  ]     Investment Company registered under section
                            8 of the Investment Company Act of 1940 (15
                            (U.S.C. 80a-8).

              (e)  [  ]     An investment adviser in accordance with
                            Rule 13d-1(b)(1)(ii)(E);

              (f)  [  ]     An employee benefit plan or endowment fund
                            in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g)  [  ]     A parent holding company or control person
                            in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h)  [  ]     A savings association as defined in Section
                            3(b) of the Federal Deposit Insurance Act
                            (12 U.S.C. 1813);


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CUSIP NO. 448774 10 9                                          Page 4 of 6 Pages



                      (i) [ ] A church plan that is excluded from the
                              definition of an investment company under
                              Section 3(c)(14) of the Investment Company
                              Act of 1940 (15 U.S.C. 80a-3);

                      (j) [ ] Group, in accordance with Rule 13d-1(b)
                              (1)(ii)(J).

ITEM 4. OWNERSHIP

        (a)    Amount Beneficially Owned:  2,577,546

        (b)    Percent of Class: 18.1% (See footnote 1 to item 11 on cover page)

        (c)    Number as to which such person has:

               (i)    Sole power to vote or direct the vote:          2,577,546

               (ii)   Shared power to vote or direct the vote:             none

               (iii)  Sole power to dispose or to direct the
                      disposition of:                                 2,577,546

               (iv)   Shared power to dispose of or to direct the
                      disposition:                                         none

ITEM 5. Ownership of Five Percent or Less of a Class

        Not Applicable

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person

        Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not Applicable

ITEM 8. Identification and Classification of Members of the Group

        Not Applicable


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CUSIP NO. 448774 10 9                                          Page 5 of 6 Pages



ITEM 9.   Notice of Dissolution of Group

          Not Applicable

ITEM 10.  Certification

          Not Applicable


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CUSIP NO. 448774 10 9                                               Page 6 of 6


                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2001



                                PEPPERDINE UNIVERSITY



                                By: /s/  MIKE E. O'NEAL
                                  ---------------------------------------------
                                Name:  Mike E. O'Neal
                                Title:  Vice Chancellor